UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office.  If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager.  Include the former name of the issuer if its name has changed since last report.

Peace Arch Entertainment Group Inc. (the “Issuer”)
124 Merton Street, Suite 407
Toronto, Ontario M4S 2Z2

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in Ontario and British Columbia

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech Financial Services ☐ investment companies and funds ☐ mortgage investment companies ☐ Forestry ☐ Hi-tech ☐ Industrial	Mining ☐ exploration/development ☐ production ☐ Oil and gas ☐ Real estate ☐ Utilities ☑ Other (describe) Entertainment Industry

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date.  If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 23, 2006

Item 6: For each security distributed:

(a)

describe the type of security,

common shares of the Issuer

(b)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

1,020,408  common shares

(c)

state the exemption(s) relied on.

S. 2.16 of National Instrument 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction(Canadian $)
Ontario	1	$0.49	$499,999.92
Total number of Purchasers	1
Total dollar value of distribution in all jurisdictions (Canadian $)			$499,999.92

Note 1:

If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s).  Compensation includes commissions, discounts or other fees or payments of a similar nature.  Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price.  Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated.  Compensation paid or to be paid (cash and/or securities)

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution
Westwind Partners Inc. 70 York Street, 10th Floor Toronto, Ontario M5J 1S9	$117,700.00[1]				$117,700.00

1 Westwind Partners Inc. acted as financial advisor to the Issuer in respect of the January 23, 2006 completion of an acquisition and related financing transaction pursuant to which the Issuer acquired all of the issued and outstanding shares of kaBOOM! Entertainment Inc..

Item 9: If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:

February 1, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.

Name of issuer (please print)

Mara Di Pasquale, Chief Financial Officer & Chief Operating Officer

(416) 487-0377

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s).  The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a)

has been notified by the issuer

(i)

of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii)

that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii)

that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv)

of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission’s indirect collection of the information, and

(b)

has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator.  However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name, residential address and telephone number of purchaser	Number and type of securities issued	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
BR Family Trust c/o Berne Meyerwitz 338 Douglas Avenue Toronto, Ontario M5M 1H1	1,020,408	$499,999.92	S.2.16 National Instrument 45-106	January 23, 2006

Instructions:

1.

File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report.  If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2.

If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3.

One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4.

In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office.  If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager.  Include the former name of the issuer if its name has changed since last report.

Peace Arch Entertainment Group Inc. (the “Issuer”)
124 Merton Street, Suite 407
Toronto, Ontario M4S 2Z2

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in Ontario and British Columbia

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech Financial Services ☐ investment companies and funds ☐ mortgage investment companies ☐ Forestry ☐ Hi-tech ☐ Industrial	Mining ☐ exploration/development ☐ production ☐ Oil and gas ☐ Real estate ☐ Utilities ☑ Other (describe) Entertainment Industry

Details of distribution

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date.  If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 23, 2006

Item 6: For each security distributed:

(c)

describe the type of security,

common shares of the Issuer

(d)

state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

731,060 common shares

(e)

state the exemption(s) relied on.

S. 2.3 of National Instrument 45-106

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction(Canadian $)
British Columbia	1	$0.44 to 0.45	$324,999.73
Total number of Purchasers	1
Total dollar value of distribution in all jurisdictions (Canadian $)			$324,999.73

Note 1:

If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s).  Compensation includes commissions, discounts or other fees or payments of a similar nature.  Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price.  Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated.  Compensation paid or to be paid (cash and/or securities)

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution
Westwind Partners Inc. 70 York Street, 10th Floor Toronto, Ontario M5J 1S9	$117,700.00[1]				$117,700.00

1 Westwind Partners Inc. acted as financial advisor to the Issuer in respect of the January 23, 2006 completion of an acquisition and related financing transaction pursuant to which the Issuer acquired all of the issued and outstanding shares of kaBOOM! Entertainment Inc..

Item 9: If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:

February 1, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.

Name of issuer (please print)

Mara Di Pasquale, Chief Financial Officer & Chief Operating Officer

(416) 487-0377

Print name, title and telephone number of person signing

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities or, where applicable, the regulators under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.

If you have any questions about the collection and use of this information, contact the securities regulatory authority or, where applicable, the regulator in the jurisdiction(s) where the form is filed, at the address(es) listed at the end of this report.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s).  The issuer hereby confirms that each purchaser listed in Schedule I of this report

(f)

has been notified by the issuer

(i)

of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii)

that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii)

that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv)

of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission’s indirect collection of the information, and

(g)

has authorized the indirect collection of the information by the Ontario Securities Commission.

Schedule I

Complete the following table.

For reports filed under sub-section 6.1(1)(j) (TSX Venture Exchange offering) of National Instrument 45-106 the following table only needs to list the total number of purchasers by jurisdiction instead of including the name, residential address and telephone number of each purchaser.

Do not include in this table, securities issued as payment of commissions or finder’s fees disclosed under item 8 of this report.

The information in this schedule will not be placed on the public file of any securities regulatory authority or, where applicable, regulator.  However, freedom of information legislation in certain jurisdictions may require the securities regulatory authority or, where applicable, regulator to make this information available if requested.

Full name, residential address and telephone number of purchaser	Number and type of securities issued	Total purchase price (Canadian $)	Exemption relied on	Date of distribution
Quest Capital Corporation Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1	731,060	$324,999.73	S.2.3 National Instrument 45-106	January 23, 2006

Instructions:

5.

File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report.  If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

6.

If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

7.

One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

8.

In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	February 1, 2006	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.